JOINT NEWS RELEASE

Target Shareholders and B.C. Supreme Court Approve
Business Combination with Crosshair

Dated: March 25th, 2009

Crosshair Exploration & Mining Corp. (NYSE Alternext US: CXZ) (TSX: CXX) (“Crosshair”) and Target Exploration and Mining Corp. (TSX.V:TEM) (“Target”) are pleased to announce that Target’s shareholders voted overwhelmingly in favour of the previously announced business combination with Crosshair and subsequently, final court approval was received.   The business combination is expected to close on March 31, 2009.

The special meeting (the “Meeting”) of Target Shareholders took place on Monday, March 23, 2009.  A special resolution approving the Plan of Arrangement of Target, whereby Crosshair would acquire all of the issued shares of Target and Target would become a wholly-owned subsidiary of Crosshair (the “Arrangement”), was passed by a vote of over the required two-thirds of the aggregate votes cast by Target shareholders present in person and by proxy at the Meeting.  In excess of 99% voted in favour of the Arrangement.  Additional information concerning the Arrangement is provided in Target’s Information Circular dated February 27, 2009, which is available at www.sedar.com.

Following shareholder approval, an application for final court approval was heard by the British Columbia Supreme Court on Tuesday, March 24, 2009 and approval was received.

The New Crosshair

Combined under the name of Crosshair, Target and Crosshair will be a uranium exploration and development company with a defined timeline to production in one of the most uranium mining friendly jurisdictions in North America.  The new Crosshair will focus on advancing the Bootheel Project in Wyoming towards production.

Data compilation is currently well advanced on the Bootheel Project.  Historical drill data for over 600,000 feet is being combined with the results from over 50,000 feet of drilling completed by Target in 2008.  This compilation will allow for an independent National Instrument (NI) 43-101 resource estimate to be completed.  The potential for the area drilled is 4 to 6 million pounds of uranium contained in 5 to 8 million tons at an average grade of 0.04% to 0.05% eU3O8.  The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in a mineral resource. For further details, please refer to Target News Release dated February 5, 2008 and the Technical Report filed on SEDAR on July 27, 2007.

Based on preliminary leach tests, the uranium has the potential to be recovered using in-situ recovery (ISR) techniques, which are more environmentally friendly and less capital intensive than conventional mining methods and require much less uranium to go into production.  There are currently several ISR projects in Wyoming that are planning production, some with as little as 5 million pounds of uranium.  Once the NI 43-101 resource estimate is complete, prefeasibility studies and permitting will begin and production could commence within 4 to 5 years.  A feasibility study has not been completed and there is no certainty the proposed operations will be economically viable.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.  All of Crosshair’s currently defined resources (C Zone, Area 1, Armstrong and Two Time Zone) fall outside of Labrador Inuit Lands.  These assets are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

About Target

Target is a growing uranium resource company with projects located in the US.  Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The Project is ventured with Ur-Energy Inc., who bring with them additional management expertise to put Bootheel into production.  The Target team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis P. Geo., President of Target and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Target and its properties, please visit the website at www.target-mining.com.

ON BEHALF OF THE CROSSHAIR BOARD	ON BEHALF OF THE TARGET BOARD
"Mark J. Morabito"	"Stewart Wallis"
President & CEO	President

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com	www.crosshairexploration.com
investor@target-mining.com	www.target-mining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.